                                                                EXHIBIT 1.(5)(E)

                       ACCELERATED LIVING BENEFIT RIDER

THIS RIDER IS ATTACHED TO AND MADE PART OF YOUR POLICY.

ISSUE DATE:___________________________________________

POLICY NUMBER:________________________________________

This rider is not meant to cause involuntary access to proceeds ultimately payable to the beneficiary. Therefore, this benefit is not available:

a) if either the owner or insured is required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

b) if either the owner or insured is required by a government agency to use this benefit in order to apply for, obtain or otherwise keep a government benefit or entitlement.

Accelerated Benefit

The owner may elect to receive, while the insured is living, a portion of the policy's proceeds. We will pay an Accelerated Benefit if an insured has been diagnosed with a noncorrectable terminal illness and has a life expectancy of 6 months or less. There are no restrictions or limitations on the use of the Accelerated Benefit Payment.

Definitions

Accelerated Benefit Payment is the actual dollar amount of benefit you will receive under this rider.

Requested Portion is the amount of the policy proceeds the owner requests. The Requested Portion divided by the Eligible Coverage will be called the Requested Percentage. The Requested Portion cannot exceed the lesser of a) 50% the Eligible Coverage, or b) $250,000 for all policies in force with us.

Eligible Coverage is the portion of the policy proceeds, which will quality for determining the Accelerated Benefit under this rider.

The Eligible Coverage includes:

 .  the base policy death benefit;
 .  any paid-up additions; and
 . any term rider, term policy, or term coverage on the primary insured that has at least two years of coverage remaining. For coverage amounts that vary by year, the lowest coverage amount during the remaining two-year period will be used.
 . Survivor Life policies will be eligible for acceleration only after the death of the first insured and the surviving insured has been diagnosed as terminally ill. Any term rider, term policy or term coverage on the surviving insured that has at least two years of coverage remaining will be eligible for acceleration. For coverage amounts that vary by year, the lowest coverage amount during the remaining two-year period will be used.

Eligible Coverage does not include:

 .  any insurance provided under the policy on the life of someone other than the insured;
 . the face amount of any scheduled increase(s) in insurance as provided by an additional benefit rider during the 12 month period after the date the accelerated payment is requested; and
 .  the amount of any accidental death benefit.

The minimum Accelerated Benefit Payment amount is $500. The Accelerated Benefit will be paid in a lump sum payment. WE WILL PAY THE ACCELERATED BENEFIT AMOUNT ONLY ONCE PER INSURED.

Accelerated Benefit Payment

The Accelerated Benefit payment will be determined as of the date we approve your written request. Your Accelerated Benefit Payment will equal the Requested Portion less the following adjustments:

1. An actuarial discount will apply to the Requested Portion. This discount reflects the early payment of the Requested Portion of your policy. The discount will be based on an annual interest rate declared by us and which is in effect as of the date we approve your written request.

    The interest rate will not be greater than the published monthly average for the calendar month ending two months before the date the rate is determined (Moody's Corporate Bond Yield Average - Monthly Average Corporate as published by Moody's Investors Service Inc.). The rate is determined for each calendar year on January 1st.

2. If there is a policy loan outstanding on your policy as of the date we approve your written request, we will reduce the Requested Portion in order to repay a portion of the outstanding policy loan equal to the Requested Percentage times the outstanding loan.

3. A reduction to the Requested Portion will be applied to any premiums due and unpaid if the policy has entered the Grace Period at the time we approve your request.

4.  An administrative charge not to exceed $150.

We will refund the amounts discussed in 1. and 4. above should the death of the Insured occur within 30 days of the Accelerated Benefit Payment.

R92ALB-NY                           Page 1

Impact on Policy

After an Accelerated Benefit Payment is made the policy and all riders will remain in force subject to the following adjustments. The policy death benefit, any cash value, any paid-up additions, Accumulated Value, if any, and any term insurance eligible to be accelerated under this rider, and any required premium payments will be reduced by the Requested Percentage. Such reduced premiums due after the Accelerated Benefit Payment has been made, will be due at the scheduled premium due dates. Such premiums must be paid in cash to keep this policy in force, unless the policy has an automatic premium loan option, which has been selected by the owner, in which case the premiums will be paid by automatic premium loan if not paid in cash. Any outstanding policy loan will be reduced as specified in the Accelerated Benefit Payment Section.

Any adjustment in Accumulated Value will be allocated to the Fixed Account and Variable Accounts on a prorata basis. Cost of Insurance Charges will be adjusted to reflect the reduction in the death benefit.

A statement demonstrating how an Accelerated Benefit Payment will impact your policy values will be sent with your payment.

Eligibility

The following conditions must be met prior to any Accelerated Benefit Payment:

 . The policy must be in force on the date the Accelerated Benefit Payment is approved. If you have a term insurance policy or your policy is on Extended Term, a minimum period of two years of coverage must be remaining in order to qualify for an Accelerated Benefit Payment.

We must receive written proof satisfactory to us that the insured's or for Survivor Life policies the surviving insured's life expectancy is 6 months or less from the date of the written request. Proof will include the certification by a licensed physician, who is not yourself or a member of your family. Such proof should include documentation supported by clinical, radiological or laboratory evidence of the condition. We reserve the right to obtain a second medical opinion from a physician of our choice at our expense.

 . If the opinions of the insured's physician and the company's physician conflict, an opinion from a third physician mutually acceptable to both the insured and the company will be sought. This opinion will prevail in determining whether the accelerated benefit will be approved.
 . Owner or legal guardian must apply in writing for this benefit on a form supplied by us.

Incontestability

This rider is subject to the Incontestability provision of the base policy to which it is attached.

Effective Date

This rider is effective on the issue date specified.

General Provisions

There will be an administrative charge, not to exceed $150, which will be deducted from the Accelerated Benefit.

This rider will terminate:

 .  on your written request;
 . on lapse or termination of the policy; or . when an Accelerated Benefit is paid under this rider.


                  Signed for Pacific Life & Annuity Company,

/s/ DAVID W. GARTLEY                    /s/ AUDREY L. MILFS
-------------------------------------   --------------------------------------
President and Chief Executive Officer   Secretary


R92ALB-NY                           Page 2